Exhibit 12

WYNDHAM WORLDWIDE CORPORATION

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

(Dollars in millions)

	Three Months Ended March 31,
	2012	2011 (b)
Earnings available to cover fixed charges:
Income before income taxes	$44	$116
Less: Income from equity investees	1	1

	43	115
Plus: Fixed charges	65	65
Amortization of capitalized interest	1	1
Net loss attributable to noncontrolling interest	1	—
Less: Capitalized interest	1	3

Earnings available to cover fixed charges	$109	$178

Fixed charges (a):
Interest	$57	$55
Capitalized interest	1	3
Interest portion of rental expense	7	7

Total fixed charges	$65	$65

Ratio of earnings to fixed charges (b)	1.68x	2.74x

(a)	Consists of interest expense on all indebtedness (including costs related to the amortization of deferred financing costs), capitalized interest and the portion of operating lease rental expense that is representative of the interest factor.
(b)	Ratio computation has been amended to exclude costs related to the early extinguishment of debt from interest within total fixed charges. For the three months ended March 31, 2011, the ratio previously reported was 2.47x.

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